FORM 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40394
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Similarweb Ltd.
(Translation of registrant’s name into English)
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33 Yitzhak Rabin Rd.
Givatayim 5348303, Israel
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Launch and Pricing of Secondary Offering

On September 12, 2024, Similarweb Ltd. (the “Company”) announced the launch of an underwritten public offering by a selling shareholder (the “Offering”) of an aggregate of

3,500,000 ordinary shares of the Company. The press release announcing the launch of the Offering is appended as Exhibit 99.1 to this Form 6-K.

On September 13, 2024, the Company announced the pricing of the Offering at a public offering price of $7.85 per share for total gross proceeds of $27,475,000, before deducting underwriting discounts and offering expenses. The selling shareholder granted the underwriters a 30-day option to purchase up to an additional 525,000 ordinary shares at the public offering price, less underwriting discounts and commissions. The press release announcing the pricing of the Offering is appended as Exhibit 99.2 to this Form 6-K.

The Company will not receive any proceeds from any sale of ordinary shares by the selling shareholder in the Offering.

The information in Exhibit 99.1 and 99.2 attached hereto are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Form 6-K contains estimates and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on management’s expectations, beliefs or intentions regarding, among other things, Similarweb’s product development efforts, business, financial condition, results of operations, strategies, plans and prospects.. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding the Offering and expected closing date. These forward-looking statements involve various risks and uncertainties. Known and unknown risks, uncertainties and other factors, including those listed under the header “Risk Factors” in the Registration Statement, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. The forward-looking statements made in this Form 6-K relate only to events as of the date on which the statements are made. Similarweb undertakes no obligation to update any forward-looking statements made in this Form 6-K to reflect events or circumstances after the date of this Form 6-K or to reflect new information or the occurrence of unanticipated events, except as required by law. Similarweb may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

No Offer or Solicitation

This Form 6-K is for informational purposes only and does not constitute an offer or a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Similarweb or the selling shareholder, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Exhibit Number	Description

99.1	Launch Press Release, dated September 12, 2024
99.2	Pricing Press Release, dated September 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Similarweb Ltd.

Date: September 13, 2024	By:	/s/ Jason Schwartz
Jason Schwartz Chief Financial Officer